Exhibit 99.4

THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED SHAREHOLDERS OF SMART TECHNOLOGIES INC. ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING SMART TECHNOLOGIES INC., 689522 N.B. LTD., FOXCONN SIGNAPORE (PTE) AND THE SHAREHOLDERS OF SMART TECHNOLOGIES INC.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL, TOGETHER WITH CERTIFICATES FOR SHARES OF SMART, ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED SHAREHOLDERS OF SMART TECHNOLOGIES INC.

Please read the Instructions set out on page 7 carefully before completing this Letter of Transmittal.

TO:	SMART TECHNOLOGIES INC.
AND TO:	689522 N.B. LTD.
AND TO:	FOXCONN SIGNAPORE (PTE)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by registered holders (“Registered Shareholders”) of common shares (“Common Shares”) in the capital of SMART Technologies Inc. (“SMART”) who are in connection with the proposed plan of arrangement (the “Arrangement”) under the provisions of section 193 of the Business Corporations Act (Alberta) involving SMART, 689522 N.B. Ltd. (“AcquisitionCo”), Foxconn Singapore (Pte) (the “Purchaser”) and the holders of Common Shares (“Shareholders”) pursuant to an arrangement agreement between SMART, AcquisitionCo and the Purchaser dated as of May 26, 2016 (the “Arrangement Agreement”), the full text of which is set out as Appendix “B” to the management information circular of SMART dated June 17, 2016 (the “Circular”).

Capitalized terms used, but not defined, in this Letter of Transmittal shall have the meanings given to them in the Circular.

This Letter of Transmittal is only to be used by Registered Shareholders. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee (each, a “Nominee”) must contact such person to arrange for the deposit of their Common Shares in exchange for the Cash Consideration (as defined below).

The effective date (the “Effective Date”) of the Arrangement may occur as early as July 22, 2016, but in any event not later than October 13, 2016 (subject to any extension agreed to by SMART, AcquisitionCo and the Purchaser in writing). Upon the Effective Date, AcquisitionCo will acquire all of the issued and outstanding Common Shares in exchange for U.S.$4.50 in cash per Common Share (the “Cash Consideration”).

In order for the Registered Shareholders to receive the Cash Consideration for their Common Shares, Registered Shareholders are required to deposit the certificate(s) representing the Common Shares held by them, along with this duly completed Letter of Transmittal, with Computershare Investor Services Inc. (the “Depositary”). A cheque representing the aggregate Cash Consideration payable to a Registered Shareholder who has complied with the procedures set out herein will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (a) forwarded to the Registered Shareholder at the address specified in this Letter of Transmittal by first-class mail; or (b) made available at the offices of the Depositary at which this Letter of Transmittal and the certificates(s) representing the Common Shares were delivered, for pickup by the Registered Shareholder, as requested in this Letter of Transmittal. Under no circumstances will interest accrue or be paid by SMART, AcquisitionCo, the Purchaser or the Depositary on the Cash Consideration for the Common Shares to persons depositing Common Shares with the Depositary, regardless of any delay in making any payment for the Common Shares.

SHAREHOLDERS WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY MUST CONTACT THEIR INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THOSE COMMON SHARES TO THE DEPOSITARY UNDER THE ARRANGEMENT.

Please complete each of the steps set out below in order. Please carefully read the Instructions set out on page 7 before completing this Letter of Transmittal.

DEPOSIT OF COMMON SHARE CERTIFICATES

The undersigned certifies that the undersigned has read the instructions set out herein before completing this Letter of Transmittal and upon the terms and subject to the conditions set forth in the Arrangement, the undersigned Registered Shareholder hereby delivers to and deposits with the Depositary the enclosed certificate(s) representing Common Shares to be exchanged for the Cash Consideration pursuant to and in accordance with the Arrangement, as described in detail in the Circular, details of which are as follows:

DESCRIPTION OF COMMON SHARE CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Common Shares are Registered	Number of Common Shares Deposited

TOTAL:

(If space provided above is not sufficient, please attach a list in the above form.)

☐

Some or all of my Common Share certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost, stolen or destroyed certificates. (Check box if applicable)

From and after the Effective Time, each certificate that immediately prior to the Effective Time represented the Common Shares shall be deemed to represent only the right to receive the Cash Consideration in respect of such Common Shares required under the Plan of Arrangement. Any such certificate formerly representing the Common Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of SMART, AcquisitionCo or the Purchaser. On such date, any and all Cash Consideration to which such former holder was entitled shall be deemed to have been surrendered to AcquisitionCo.

Any payment made by way of cheque by the Depositary or AcquisitionCo pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or AcquisitionCo or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time shall be returned by the Depositary to AcquisitionCo or the Purchaser and any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Common Shares to receive the Cash Consideration for such Common Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo for no consideration.

NON-REGISTERED SHAREHOLDERS SHOULD CONTACT THEIR INTERMEDIARIES (I.E. BROKER, TRUST COMPANY, BANK OR OTHER REGISTERED HOLDERS) WHO HOLD CERTIFICATES REPRESENTING COMMON SHARES ON THEIR BEHALF TO ARRANGE FOR THEIR EXCHANGE.

AUTHORIZATION

The undersigned registered holder(s) of the above listed Common Shares (the “Deposited Securities”) hereby:

1.

represents and warrants that the undersigned is the legal owner of the Deposited Securities and has good title to the rights represented by the above mentioned Deposited Securities free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the certificates representing the Deposited Securities and that, when the Cash Consideration is delivered, none of SMART, the Purchaser, AcquistionCo or the Depositary or any of their respective affiliates or successors will be subject to any adverse claim in respect of such Deposited Securities; and, unless the undersigned shall have revoked this Letter of Transmittal by notice in writing to the Depositary by no later than 10:00 a.m. (Calgary time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the reconvened or postponed Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Securities except pursuant to the Arrangement;

2.

represents and warrants that the surrender of the undersigned’s Deposited Securities complies with applicable laws and that the information provided herein is true, accurate and complete as of the date hereof;

3.	acknowledges receipt of the Circular;

4.	represents and warrants that it is resident in the jurisdiction set out in “Address of Registered Shareholder” on page 5 of this Letter of Transmittal;

5.

acknowledges that if the Arrangement is approved at the Meeting, including any adjournment thereof, unless the Arrangement is not subsequently completed, the deposit of Common Shares pursuant to this Letter of Transmittal is irrevocable;

6.	represents and warrants that the Common Shares listed above represent all of the Common Shares owned of record, directly or indirectly, by the undersigned;

7.

represents and warrants that the undersigned has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer, any of the Common Shares listed above to any person, other than pursuant to the Arrangement;

8.

acknowledges that he, she or it is solely responsible for the payment of any applicable taxes imposed on the undersigned attributable to the consideration payable or otherwise deliverable pursuant to the Arrangement. The undersigned acknowledges and agrees that each of SMART, Purchaser, the AcquisitionCo, and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to the undersigned pursuant to the Arrangement such amounts as SMART, Purchaser, the AcquisitionCo, and the Depositary are required to deduct or withhold therefrom under the U.S. Internal Revenue Code of 1986, as amended, or under any provision of state or local or non-U.S. tax law or as they shall determine are necessary to satisfy any other tax withholding obligations with respect to the undersigned. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under the Arrangement as having been paid to the undersigned. The undersigned also acknowledges and agrees that it will have to bear the cost or any wire transfer fees or similar charges in connection with the disbursement of funds.

9.

acknowledges that the Depositary will act as the agent of persons, including the undersigned, who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Cash Consideration to such persons, and receipt of the Cash Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares;

10.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing the Deposited Securities for the Cash Consideration;

11.	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

12.

acknowledges that SMART, AcquisitionCo or the Purchaser may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (a) stock exchanges or securities regulatory authorities; (b) the Depositary; (c) any of the parties to the Arrangement; and (d) legal counsel to any of the parties of the Arrangement;

13.

acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

14.

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any of the Deposited Securities will be determined by AcquisitionCo and SMART in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on SMART, AcquisitionCo, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

15.

by reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportant soient rédigés exclusivement en anglais;

16.

acknowledges that if the Arrangement does not proceed, the enclosed certificate(s) representing the Deposited Securities will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of SMART; and

17.	acknowledges that this Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Securities.

The undersigned surrenders to AcquisitionCo, effective at the Effective Time, all right, title and interest in and to the Deposited Securities and irrevocably appoints and constitutes AcquisitionCo lawful attorney of the undersigned, with the full power of substitution to deliver the certificate(s) representing the Deposited Securities pursuant to the Arrangement and to effect the transfer of the Deposited Securities on the books of SMART.

It is acknowledged and understood that the undersigned will not receive payment in respect of the Deposited Securities until the certificate(s) representing the Deposited Securities, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged and understood that the undersigned shall not be entitled to receive any consideration with respect to the Deposited Securities other than the Cash Consideration to which the undersigned is entitled in accordance with, and subject to completion of, the Arrangement and, for greater certainty, the undersigned will not be entitled to receive any interest, dividends, premium or other payment in connection with the Arrangement (other than permitted dividends). The undersigned further represents and warrants that the payment of the Cash Consideration in respect of Deposited Securities will completely discharge any obligations of AcquisitionCo, the Purchaser, SMART and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

The certificate(s) described above are enclosed and the undersigned irrevocably deposits the above-mentioned certificates for the Deposited Securities in exchange for the Cash Consideration to which such holder is entitled pursuant to the Arrangement. The undersigned transmits the certificate(s) described above representing the Deposited Securities to be dealt with in accordance with this Letter of Transmittal.

A NON-REGISTERED SHAREHOLDER SHOULD CONTACT ITS INTERMEDIARY (I.E. BROKER, INVESTMENT DEALER, TRUST COMPANY, BANK OR OTHER REGISTERED HOLDER) FOR INSTRUCTIONS AND ASSISTANCE IN RECEIVING THE CASH CONSIDERATION FOR THEIR COMMON SHARES.

SHAREHOLDER SIGNATURE(S)

This page must be signed by the Registered Shareholder exactly as the name(s) appear(s) on the deposited Common Share certificate(s) or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instruction 3 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 5.

Dated:

Authorized Signature of Guarantor (if required under Instruction 4)	Signature of Registered Shareholder or Authorized Representative (see Instructions 3, 4 and 5)
Name of Guarantor (please print or type)	Name of Registered Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
Address of Registered Shareholder
Daytime Telephone Number of Registered Shareholder
Social Insurance Number or United States Resident Taxpayer Identification Number (must be provided)

BOX A

SPECIAL REGISTRATION INSTRUCTIONS

(See Instruction 2)

To be completed ONLY if the cheque(s) are to be issued in the name of someone other than the person(s) indicated on page 5 under “Shareholder Signature(s)”. If this box is completed, the signature must be guaranteed. See Instruction 5 below.

Issue In the Name of

                (please print)

Address:

(include postal or zip code)

Telephone No.:

Social Insurance Number or United States Taxpayer

Identification Number:

BOX B

SPECIAL DELIVERY INSTRUCTIONS

(See Instruction 2)

To be completed ONLY if the cheque(s) are to be sent to someone other than the person(s) indicated on page 5 under “Shareholder Signature(s)” or to such persons at an address other than the address indicated on page 5 under “Shareholder Signature(s)”. If this box is completed, the signature must be guaranteed. See Instruction 5 below.

Send to

(please print)

Address:

(include postal or zip code)

Telephone No.:

BOX C HOLD FOR PICK-UP (unless Box B is completed)
☐	Hold cheque(s) for pick-up at the office of the Depositary.

BOX D

TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS BY SELECTING ONE BOX BELOW

(See Instruction 10)

Indicate whether you are a U.S. Securityholder (as defined below) or are acting on behalf of a U.S. Securityholder.

☐	The Registered Shareholder signing above represents that it IS NOT a U.S. Securityholder and is not acting on behalf of a U.S. Securityholder
OR
☐	The Registered Shareholder signing above represents that it IS a U.S. Securityholder or is acting on behalf of a U.S. Securityholder.

A “U.S. Securityholder” is any Registered Shareholder that is either: (a) providing an address on page 5 or in Box A above that is located within the United States or any territory or possession thereof; or (b) a “U.S. Person” for United States federal income tax purposes.

If you are a U.S. Securityholder or are acting on behalf of a U.S. Securityholder, then in order to avoid United States backup withholding you must complete the Form W-9, which is provided with this Letter of Transmittal, or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions. If you require a Form W-8 because you are a U.S. Securityholder, but not a U.S. Person, please contact the Depositary or download the appropriate form at www.irs.gov.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal (or a manually executed copy hereof), validly completed and duly executed as required by the instructions set forth below, together with any accompanying certificate(s) representing the Common Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at one of its offices specified on the final page of this Letter of Transmittal. This Letter of Transmittal is only to be used by Registered Shareholders. SMART Shareholders whose Common Shares are registered in the name of a Nominee should contact their Nominee for assistance in depositing those Common Shares.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand-delivered to the Depositary at one of its offices specified on the final page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used, a return receipt requested and that proper insurance be obtained.

2.	Special Registration and Delivery Instructions

If the cheque(s) are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the cheque(s) are to be sent to someone other than the person(s) signing this Letter of Transmittal or if the cheque(s) are to be sent to an address other than that shown herein, the boxes on page 5 entitled “Box A – Special Registration Instructions” and “Box B – Special Delivery Instructions”, as applicable, should be completed. If the cheque(s) are to be issued in different names, attach duly completed copies of the “Box A – Special Registration Instructions” appearing on page 6 clearly indicating which instructions apply to each cheque. See also Instruction 4 below.

3.	Signatures

This Letter of Transmittal must be completed and signed on page 4 by the registered holder of the Common Shares, or by such holder’s duly authorized representative (in accordance with Instruction 5 below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.

(b)	If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(d)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares:

(i)

such deposited certificate(s) representing Common Shares must be endorsed or be accompanied by appropriate share transfer or stock transfer powers of attorney, duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, or if the cheque(s) are to be issued to a person other than the registered holder(s) or is to be sent to an address other than the address of the registered holder(s) as shown on the register of Common Shares maintained by SMART’s transfer agent, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. SMART, AcquisitionCo or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates representing Common Shares, additional certificate numbers, the name in which such Common Shares are registered and the number of Common Shares deposited may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

No alternative, conditional or contingent deposits will be accepted. All depositing Registered Shareholders, by execution of this Letter of Transmittal (or a copy thereof), waive any right to receive any notice by the Depositary.

(c)

Additional copies of the Circular (including documents incorporated by reference), and this Letter of Transmittal may be obtained from the Depositary at its offices at the addresses listed on the final page of this Letter of Transmittal. This Letter of Transmittal is also available on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov under SMART’s profile.

(d)

Each of SMART and AcquisitionCo reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(e)

The holder of the Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

7.	Lost, Stolen or Destroyed Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to AcquisitionCo pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, AcquisitionCo or the Depositary, as applicable, will pay and deliver in exchange for such lost, stolen or destroyed certificate, the Cash Consideration to which the holder is entitled pursuant to the Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Cash Consideration is to be paid and delivered shall, as a condition precedent to the delivery of such Cash Consideration, give a bond satisfactory to AcquisitionCo and the Depositary (acting reasonably) in such sum as AcquisitionCo and the Depositary may direct, or otherwise indemnify AcquisitionCo and the Depositary in a manner satisfactory to AcquisitionCo and the Depositary, acting reasonably, against any claim that may be made against AcquisitionCo and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

8.	Requests for Assistance or Additional Copies

If you have any questions or require assistance in completing this Letter of Transmittal, please contact the Depositary at the telephone numbers or addresses indicated on the final page of this Letter of Transmittal.

9.	Change in Name or Correction of Name

For a change in name or for a correction of name which in either case does not involve a change in ownership, proceed as follows: (a) for a change of name by marriage, etc., the surrendered certificate(s) representing Deposited Securities should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; or (b) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed by an Eligible Institution. See Instructions 3 and 4.

10.	IRS Form W-9 and IRS Form W-8

PLEASE COMPLETE AND SUBMIT THE ACCOMPANYING IRS FORM W-9 IF YOU ARE A U.S. PERSON OR THE APPROPRIATE IRS FORM W-8, WHICH SUCH FORM CAN BE OBTAINED FROM THE U.S. INTERNAL REVENUE SERVICE (“IRS”) WEBSITE AT WWW.IRS.GOV. Please note that the exchange of your Common Shares for the Cash Consideration may be effected through the Depositary’s U.S. office and thus a failure to properly complete and return an IRS Form W-9 or IRS Form W-8, as applicable, may subject any payments made to you in connection with this Letter of Transmittal to backup withholding (at the applicable statutory rate (currently 28%)), and may result in a penalty imposed by the IRS.

The following does not constitute a summary of the U.S. federal tax consequences of the Arrangement. Common Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Arrangement.

In order to avoid backup withholding on payments made in exchange for the Common Shares, a Registered Shareholder who is a ‘‘U.S. Person” for U.S. federal income tax purposes that tenders Common Shares must timely provide the Depositary with such Registered Shareholder’s correct taxpayer identification number (“TIN’’), certify under penalties of perjury that such TIN is correct, that such holder is not subject to backup withholding and that the holder is a U.S. Person by completing an IRS Form W-9. If a Registered Shareholder does not provide his, her or its correct TIN or fails to provide the required certifications, the IRS may impose certain penalties on such Registered Shareholder and payment to such Registered Shareholder due hereunder may be subject to backup withholding tax at the applicable statutory rate (currently, 28%). To the extent that a U.S. Registered Shareholder designates another U.S. Person to receive payment, such other person may also be required to provide a properly completed IRS Form W-9. If the Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the IRS Form W-9 for additional guidance on which name and TIN to report.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is timely provided to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the Registered Shareholder by timely providing the required information to the IRS.

Certain Registered Shareholders (including, among others, certain corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to U.S. federal backup withholding tax but may be required to provide evidence of their exemption from such backup withholding tax. Exempt Registered Shareholders who are “U.S. Persons” for U.S. federal income tax purposes should indicate their exempt status by entering in the appropriate Exempt Payee code on the IRS Form W-9. See the accompanying instructions to the IRS Form W-9 for more information. Exempt Registered Shareholders who are not “U.S. Persons” for federal income tax purposes should indicate their exempt status by properly completing and submitting an IRS Form W-8BEN, W-8BEN-E, W-8IMY (with any required attachments), W-8ECI, or W-8EXP, as applicable, signed under penalties of perjury, attesting to such exempt status (which such forms may be obtained on the IRS website at WWW.IRS.GOV). A tax advisor should be consulted as to which form to complete.

11.	Privacy Notice

The Depositary is committed to protecting your personal information. In the course of the Depositary providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions the Depositary performs for you, forms you send the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and the Depositary’s clients’ needs and for other lawful purposes relating to the Depositary’s services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at the Depositary’s website, www.computershare.com, or by writing the Depositary at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing on this Letter of Transmittal in order to process your request and will treat your signature(s) on this Letter of Transmittal as your consent to the above.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the requester. Do not send to the IRS. Print or type See Specific Instructions on page 2. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification; check only one of the following seven boxes: Individual/sole proprietor or single-member LLC C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner. Other (see instructions) ▶ 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) 5 Address (number, street, and apt. or suite no.) 6 City, state, and ZIP code Requester’s name and address (optional) 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter. Social security number – – or Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3. Sign Here Signature of U.S. person ▶ Date ▶ General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following: Form 1099-INT (interest earned or paid) Form 1099-DIV (dividends, including those from stocks or mutual funds) Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) Form 1099-S (proceeds from real estate transactions) Form 1099-K (merchant card and third party network transactions) Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) Form 1099-C (canceled debt) Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information. Cat. No. 10231X Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3 Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.” Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014) Page 4 Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the RequesterFor this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account1 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor2 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee1 The actual owner1 5. Sole proprietorship or disregarded entity owned by an individual The owner3 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A)) The grantor*

Offices of the Depositary

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Calgary	Toronto
Computershare Investor Services Inc.	Computershare Investor Services Inc.
600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253 (Canada and U.S.)

Telephone: 1-514-982-7555 (Outside North America)

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Registered Shareholders to the Depositary at the telephone numbers and locations set out above.